303 Velocity Way Foster City, CA 94404 Direct 650 357 3500 Fax 650 357 3776 www.efi.com

May 14, 2009

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Barbara C. Jacobs, Esq., Assistant Director

Matthew Crispino

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:   Electronics For Imaging, Inc.

         Preliminary Proxy Statement on Schedule 14A

         Filed on May 5, 2009

         File No. 000-18805

Dear Ms. Jacobs,

Electronics For Imaging, Inc. (the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated May 13, 2009 (the “Comment Letter”) with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Staff’s comment is set forth below in bold and numbered to correspond to the numbered comment in the Comment Letter. The Company’s response follows the Staff’s comment.

General

1.       As proposals four and five appear to fall within Item 12 of Schedule 14A, please advise why you have not provided the information required by Item 13(a) of Schedule 14A pursuant to Item 12(f).

Response: The Company respectfully acknowledges the Staff’s comment and intends to file a Definitive Proxy Statement that, in accordance with Item 13(b) of Schedule 14A, will incorporate by reference the requested financial information as follows:

(a)     A new section entitled “Financial and Other Information” will be added to the last page of the Proxy Statement which will read in full as follows:

“We hereby incorporate by reference into this proxy statement Items 6, 7, 7A, 8 and 9 of our Annual Report on Form 10-K for the fiscal year ended December 31,

2008, filed with the Commission on March 2, 2009, as amended by Amendment No. 1 to Form 10-K, filed with the Commission on April 30, 2009, and Items 1, 2 and 3 of Part I of our Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2009, filed with the Commission on May 11, 2009. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting.

The representatives will have an opportunity to make a statement and will be available to respond to appropriate questions.”

(b)     Subject to the information indicated in footnote 1 herein, the section entitled “Additional Copies” on page 3 of the Proxy Statement will be amended to read in full as follows:

“The Company’s Annual Report for the fiscal year ended December 31, 2008 has been mailed together with the mailing of the Notice of Annual Meeting and Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. Except to the extent expressly incorporated by reference into this Proxy Statement, the Annual Report does not constitute, and should not be considered, a part of this proxy solicitation material.

If, for whatever reason, you need a copy of our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2008, we will provide one to you free of charge upon your written request to Investor Relations at Electronics For Imaging, Inc., 303 Velocity Way, Foster City, California 94404.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 19, 2009: The Company’s Proxy Statement dated May     ,[1] 2009 and Annual Report for the fiscal year ended December 31, 2008 are available electronically at www.efi.com/irProxy.”

[1] The Company shall indicate the date of the Proxy Statement in its Definitive Proxy Statement to be filed with the Commission.

*        *        *

The Company advises the Staff that it acknowledges the following:

-         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s review of this filing. The Company anticipates filing its Definitive Proxy Statement on or about May 20, 2009. We therefore respectfully request that should the Staff have any additional questions or comments, please direct them at the Staff’s earliest opportunity to the undersigned at (650) 357-3776.

Very truly yours,

/s/ Bryan Ko

Bryan Ko, Esq.

General Counsel

cc:     Guy Gecht, Electronics For Imaging, Inc.

Justyna Rostocka, Esq., Electronics For Imaging, Inc.

Robert A. Koenig, Esq., Latham & Watkins, LLP

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